10025782

SEC ISSION
Washington, D.C. 20549

19
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Strategic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 W. 7th Street, Ste. 300
(No. and Street)

Fort Worth	TX	76107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Crawford 817/877-9980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt, LLP
(Name – *if individual, state last, first, middle name*)

6050 Southwest Blvd., Ste. 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/11

OATH OR AFFIRMATION

I, Jeff Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Strategic Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Exec. Vice President

Title

Notary Public

HOLLI D SUMMERVILLE
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-25-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HL&B

Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western Strategic Advisors, LLC:

We have audited the accompanying statement of financial condition of Western Strategic Advisors, LLC (the "Company") as of December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartman Leito & Bolt, LLP

February 24, 2010
Fort Worth, Texas

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235
www.hlbllp.com

WESTERN STRATEGIC ADVISORS, LLC
Statement of Financial Condition
December 31, 2009

ASSETS:		
Cash	$	237,906
Accounts receivable, net		256,362
Total assets	$	494,268
LIABILITIES AND MEMBERS' EQUITY:		
Commitments and contingencies		-
Members' equity	$	494,268
Total liabilities and members' equity	$	494,268

See accompanying notes and independent auditors' report.

WESTERN STRATEGIC ADVISORS, LLC
Statement of Operations
For the Year Ended December 31, 2009

REVENUES:	
Merger and acquisition fees	$ 4,852,952
Interest income	4,045
Other commission income	69,297
Total revenues	4,926,294
EXPENSES:	
Management fees	4,560,907
Professional fees and other	98,994
Total expenses	4,659,901
Net income	$ 266,393

See accompanying notes and independent auditors' report.

WESTERN STRATEGIC ADVISORS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Balance at January 1, 2009	$	227,875
Net income		266,393
Balance at December 31, 2009	$	494,268

See accompanying notes and independent auditors' report.

WESTERN STRATEGIC ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 266,393
Adjustments to reconcile net income to net cash provided by operations:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(253,935)
Net cash provided by operating activities	12,458
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net increase in cash	12,458
Cash at beginning of year	225,448
Cash at end of year	$ 237,906

See accompanying notes and independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

Effective August 16, 2003, the partners of Western Strategic Advisors, LLP converted their shares into Western Strategic Advisors, LLC, (the "Company") a Texas Limited Liability Company. On January 1, 2006, all members' equity of the Company was transferred to Western Commerce Group, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash.

The Company is in the business of merger and acquisition consulting. They also have the ability to sell mutual funds, variable annuities and variable life insurance. The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2009.

(c) Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes. The Company is subject to income tax under the Texas State Margin Tax. However, these taxes were not material for inclusion. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2005 to present
United States	2006 to present

(d) Management's Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(f) Concentrations of Credit Risk

The Company sells mutual funds, variable annuities, and variable life insurance policies, which results in accounts receivable arising from commissions earned. The Company does business with several companies in the securities industry and thus believes that its receivable credit risk exposure is limited.

During the year ended December 31, 2009, merger and acquisition fees made up 98% of the Company's revenue. These fees were received from six customers.

(g) Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification (the "ASC"), which effectively amended the hierarchy of U.S. generally accepted accounting principles ("GAAP") and established only two levels of GAAP, authoritative and nonauthoritative. All previously existing accounting standard documents were superseded, and the ASC became the single source of authoritative, nongovernmental GAAP. All other non-grandfathered, non-SEC accounting literature not included in the ASC became nonauthoritative. The ASC was intended to provide access to the authoritative guidance related to a particular topic in one place. New guidance issued subsequent to June 30, 2009 will be communicated by the FASB through Accounting Standards Updates. The ASC was effective for financial statements for annual reporting periods ending after September 15, 2009. The Company has adopted and applied the provisions of the ASC for its financial statements, and has eliminated references to pre-ASC accounting standards throughout its financial statements. The Company's adoption of the ASC did not have a material impact on the Company's financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on topic Fair Value Measurements and Disclosures of the FASB Accounting Standards Codification. This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2008 for both financial and nonfinancial assets and liabilities. The implementation of this guidance did not have any impact on the Company's financial statements.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Recent Accounting Pronouncements (Continued)

In May 2009, the FASB issued authoritative guidance on topic Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Company's financial statements. See footnote entitled "Subsequent Events," for certain required disclosures related to this guidance.

In August 2009, the FASB issued new guidance on topic Fair Value Measurements and Disclosures of the FASB Accounting Standards Codification. This guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of certain prescribed techniques. This amendment also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This new guidance is effective for the first reporting period beginning after issuance. The implementation of this guidance did not have any impact on the company's financial statements.

In September 2009, the FASB issued new guidance on topic Income Taxes of the FASB Accounting Standards Codification providing implementation guidance on accounting for uncertainty in income taxes with respect to entity-level taxes, pass-through entities or tax-exempt not-for-profit entities, and groups of related entities comprised of both taxable and nontaxable entities. Additionally, the new guidance eliminates the disclosures requiring a tabular reconciliation of unrecognized tax benefits and the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The amendments are effective as of September 15, 2009.

(Continued)

2. RELATED PARTY TRANSACTIONS

Pursuant to a certain management service agreement with an affiliated company, the Company pays an annual fee, as defined by the management agreement. For the year ended December 31, 2009, the Company expensed $4,560,907 related to this agreement for management services to conduct efficiently the Company's business with its customers, namely the business of a broker-dealer.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $244,268, which was $239,268 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0%.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. SUBSEQUENT EVENT

The Company evaluated events occurring between the end of our most recent fiscal year and February 24, 2010, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

WESTERN STRATEGIC ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
For the Year Ended December 31, 2009

COMPUTATION OF NET CAPITAL:

Total members' equity	$	494,268
Less: Non-allowable assets		250,000
Net Capital		244,268
Net capital requirement		5,000
Excess net capital	$	239,268

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Western Strategic Advisors, LLC and included in the Company's unaudited Part IIA Report Filing as of December 31, 2009.

WESTERN STRATEGIC ADVISORS, LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended December 31, 2009

Claims at January 1, 2009	$	-
Additions		-
Reductions		-
Claims at December 31, 2009	$	-

WESTERN STRATEGIC ADVISORS, LLC
Information Relating to the Possession
or Control Requirements under SEC Rule 15c3-3
of the Securities and Exchange Commission
For the Year Ended December 31, 2009

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company, can not take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2009.

HL&B

Hartman Leito & Bolt, LLP
Accountants and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 For the Year Ended December 31, 2009

Board of Directors
Western Strategic Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Western Strategic Advisors, LLC (the "Company"), for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235
www.hlbllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito & Bolt, LLP

February 24, 2010
Fort Worth, Texas

(Concluded)

WESTERN STRATEGIC ADVISORS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2009

(With Independent Auditors' Report)

WESTERN STRATEGIC ADVISORS, LLC

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